■ EX-99.1.
For the economical and stable procurement of nickel, POSCO will set up joint-ventures with SMSP. Board of Director of POSCO hereby approved to move forward the establishment of the nickel mine joint-venture in New Caledonia and the nickel smelting joint-venture in Korea.
1.	Business Plan : Establishment of nickel mine joint-venture in New Caledonia and nickel smelting joint-venture in Korea

2.	Investment : U$352 Million

3.	Share Structure

- Nickel Mine and Smelting Plant : POSCO 49%, SMSP 51% on each